EXHIBIT (a)(2)

                              [GraphOn Letterhead]

June 24, 2003

Dear Employee:

      We are pleased to announce that we are offering you the opportunity to exchange for new options certain of your outstanding unexercised options to purchase our common stock. In the enclosed document titled "Offer to Exchange Outstanding Options to Purchase Common Stock," you are presented with an offer to exchange your outstanding options to purchase our common stock that have an exercise price greater than or equal to $0.50 per share for new options to purchase our common stock, under certain terms and conditions.

      Our Board of Directors and management believe that our employees are our most important asset and are essential to our long-term success. We consider our stock option program to be an important incentive designed to recruit, retain and maintain the best of talent. Due to the financial and stock market conditions that have affected us, many of our outstanding options have exercise prices that are significantly higher than the current market price of our shares of common stock. Therefore, our Board of Directors decided to offer this exchange program, which is designed to restore the incentive attributable to our stock option programs and encourage our employees to continue to contribute to our future success.

      We recognize that there are substantial considerations in determining whether or not to tender your eligible options for exchange. Please read carefully the section titled "Certain Risks of Participating in the Offer" in the enclosed Offer to Exchange. We advise all employees considering exchanging their options to consult with their own tax or financial advisors.

      This letter is a short introduction to the offer and does not include all the information that is important to you in determining whether you should participate in the offer. We encourage you to read carefully the entire Offer to Exchange before you decide to accept or decline this offer.

      You should direct questions about the offer, requests for assistance in completing the related documentation and requests for additional copies of the Election Form or the Offer to Exchange or related documents, to Bob Dixon, Bob Peterson or Bill Swain at GraphOn Corporation, 400 Cochrane Circle, Morgan Hill, California 95037. You may contact Bob Dixon at (408) 776-8858, Bob Peterson at
(310) 541-6329 or Bill Swain at (408) 425-1088.



                               Very truly yours,


                               GRAPHON CORPORATION